UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

1. DATE, TIME AND PLACE: April 12, 2018, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

2. CALL NOTICE: Notice published on Diário Oficial do Estado de São Paulo, on the editions of March 09, 10 and 13, 2018, pages 63, 27 and 59, respectively, and on Valor Econômico newspaper, on the editions of March, 09, 10/11/12 and 13, 2018, pages B5, B5 and B4, respectively.

3. ATTENDANCE: Shareholders representing approximately 94% of common shares and approximately 62% of preferred shares attended the meeting, considering the remote vote forms, according to the voting maps released by the Company on April 10 and 11, 2018 ("Consolidated Map"), which subscribe to these minutes and are recorded in the Shareholders’ Attendance Book no. 003, pages 009 front to page 010 back, achieving the legal quorum to install this Ordinary and Extraordinary Shareholders’ Meeting (“Meeting”) and resolve on the matters on the Agenda. The Meeting was also attended by Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; Messrs. Flávio Stamm, Charles Edwards Allen and Cremênio Medola Netto, members of the Fiscal Board; Mr. Antonio Gonçalves de Oliveira, member of the Board of Directors; Mr. Carlos Cezar Mazur, Company’s Accountant; and Ms. Estela Maris Vieira de Souza, representing PricewaterhouseCoopers Auditores Independentes.

4. REMOTE VOTING: The Company clarifies that, pursuant to CVM Instruction No. 481/09, as amended ("ICVM 481"), adopted the remote voting system, making available to its shareholders the remote voting form ("Form"), within the time limits and form established in the aforementioned regulations. According to the Consolidated Map, the Company received remote votes.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Carolina Simões Cardoso – Secretary.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

6. AGENDA:

AT THE GENERAL SHAREHOLDERS’ MEETING:

1.    Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2017;

2.    Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2018, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”);

3.    Resolve on the net income allocation for the fiscal year ended December 31, 2017 and on the distribution of dividends to the shareholders of the Company;

4.    Ratify the election of the board member elected at the Board of Directors Meeting held on September 4, 2017, pursuant to the Corporations Law;

5.    Ratify the election of the board member elected at the Board of Directors Meeting held on February 26, 2018, pursuant to the Corporations Law;

6.    Appointment of candidates for the Fiscal Board for a new term.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

7.    Fix the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2018.

7. RESOLUTIONS:

The attending shareholders resolved to waive the reading of the Consolidated Voting Map disclosed to the market, which was available for consultation of the shareholders present pursuant to paragraph 4 of art. 21-W of ICVM 481.

After examination and discussion of the items on the agenda, the following deliberations were taken, disregarding those legally prevented from the voting base:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

AT THE GENERAL SHAREHOLDERS’ MEETING:

1.    Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2017.

The Chairman announced that the documents related to the management’s accounts were available to the shareholders, including: the Management Report and the complete Financial Statements of the Company, accompanied by the Notes to the Financial Statements, as well as the Report of the Independent Auditors PricewaterhouseCoopers Auditores Independentes and the Fiscal Board’s Opinion, issued with no restrictions, all related to the fiscal year ended December 31, 2017. It was then proposed and approved by those in attendance the waiver of the reading of said documents, as they were known by all present. In accordance with the legal provisions, the documents were published in full on the Valor Econômico and Diário Oficial do Estado de São Paulo newspapers, on February 21, 2018, and made available on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company, in accordance with the form and terms provided for in CVM Instruction 481/09, as amended. After being examined and discussed, the holders of common shares who attended the Meeting approved unanimously (according to final voting map in the Annex A) the Annual Management Report, Management’s accounts and the Financial Statements, together with the Report of the Independent Auditors and the Fiscal Board’s Opinion, all related to the fiscal year ended December 31, 2017.

2.    Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2018, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”).

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

Holders of common shares who attended the Meeting approved unanimously (according to final voting map in the Annex A), the Company’s proposal for capital budget, which is part of the Management’s Proposal published on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company.

3.    Resolve on the net income allocation for the fiscal year ended December 31, 2017 and on the distribution of dividends to the shareholders of the Company.

Holders of common shares who attended the Meeting approved unanimously (according to final voting map in the Annex A), the proposal for net income allocation for the year ended December 31, 2017 (filed in the Company’s headquarters), in the amount of R$4,608,790,090.62, which is part of the Management’s Proposal published on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company, with the following destination:

Amounts in R$ Net Income for the Year	4,608,790,090.62
(-) Constitution of legal reserve	-230,439,504.53
(-) Constitution of fiscal incentive reserve	-10,814,565.26
(=) Adjusted Net Income	4,367,536,020.83

Minimum Mandatory Dividend (25% of the Adjusted Net Income)	1,091,884,005.21

(-) Dividends and IOC distributed	-2,416,638,889.44
Interim dividends deliberated	0.00
Interest on Capital (gross) deliberated	-2,416,638,889.44

(=) Unappropriated Net Income Balance	1,950,897,131.39

(+) Prescribed equity instruments	101,777,767.92
(-) Other comprehensive income (**)	-113,811,288.30
(+) Reversal of the special reserve for expansion and modernization in 2017	550,000,000.00

(=) Net Income available for distribution:	2,488,863,611.01

(-) Special reserve for expansion and modernization in 2018	-297,000,000.00

Additional dividends proposed	2,191,863,611.01
Additional dividends proposed – Based on 2017 Net Income	1,641,863,611.01
Additional dividends proposed - Based on 2016 Net Income related to the reversal of the special reserve for expansion and modernization in 2017	550,000,000.00

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

The balance of R$ 2,191,863,611.01 is allocated to the distribution of dividends to the holders of common and preferred shares registered in the Company's records at the end of April 12, 2018, after which the shares will be considered "ex-dividends".

Both the payment of interim dividends and interest on capital declared ad referendum of the Meeting and the dividends declared herein shall occur before the end of 2018, at specific dates to be defined by the Board and communicated to the market.

4.    Ratify the election of the board member elected at the Board of Directors Meeting held on September 4, 2017, pursuant to the Corporations Law.

Holders of common shares who attended the Meeting approved unanimously (according to final voting map in the Annex A) the ratification of the election of the member of the Board of Directors of the Company, Mr. Julio Esteban Linares Lopez, Spanish, married, telecommunications engineer, bearer of Passport No. PAE986482, resident and domiciled in Madrid, Spain, with business address in Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050, elected by the Board of Directors at a meeting held on September 4, 2017, in complement to the current mandate that will end on the date of the Ordinary Shareholders Meeting to be held in 2019, in accordance with the Brazilian Corporate Law.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

On that occasion, the curriculum vitae and other information of the aforementioned director was presented, which, on the occasion of his election by the Board of Directors, has already stated that he was not in legal impediments to the exercise of his position, having signed the declaration of clearing pursuant to paragraph 4 of art. 147 of the Brazilian Corporate Law and CVM Instruction 367/2002, which is filed at the Company's headquarters and registered at the Commercial Registry of the State of São Paulo. The aforementioned director was invested in his respective position by signing a term of investiture, which is also filed at the Company's headquarters and registered at the Commercial Registry of the State of São Paulo. The aforementioned director also constituted a proxy in Brazil under the terms of paragraph 2 of article 146 of the Brazilian Corporate Law, considering that he resides and is domiciled abroad, and such document is filed at the Company's headquarters.

5.    Ratify the election of the board member elected at the Board of Directors Meeting held on February 26, 2018, pursuant to the Corporations Law.

Holders of common shares who attended the Meeting approved unanimously (according to final voting map in the Annex A) the ratification of the election of the member of the Board of Directors of the Company, Mr. Luis Miguel Gilpérez López, Spanish, married, industrial engineer, bearer of Passport No. AAF260969, resident and domiciled in Madrid, Spain, with business address in Ronda de la Comunicación s/nº, Edifício Sur 2, Planta 3, in the City of Madrid, Spain, 28050, elected by the Board of Directors at a meeting held on February 26, 2018, in complement to the current mandate that will end on the date of the Ordinary Shareholders Meeting to be held in 2019, in accordance with the Brazilian Corporate Law.

On that occasion, the curriculum vitae and other information of the aforementioned director was presented, which, on the occasion of his election by the Board of Directors, has already stated that he was not in legal impediments to the exercise of his position, having signed the declaration of clearing pursuant to paragraph 4 of art. 147 of the Brazilian Corporate Law and CVM Instruction 367/2002, which is filed at the Company's headquarters and registered at the Commercial Registry of the State of São Paulo. The aforementioned director was invested in his respective position by signing a term of investiture, which is also filed at the Company's headquarters and registered at the Commercial Registry of the State of São Paulo. The aforementioned director also constituted a proxy in Brazil under the terms of paragraph 2 of article 146 of the Brazilian Corporate Law, considering that he resides and is domiciled abroad, and such document is filed at the Company's headquarters.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

6.    Appointment of candidates for the Fiscal Board for a new term.

(i)    The Company’s Fiscal Board members were reelected unanimously, considering the votes of the holders of 540,718,307 common shares (according to final voting map in the Annex A), under the indication of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Latinoamérica Holding, S.L., Telefónica S.A. and Telefónica Chile S.A., following the presentation of their respective curricula, as effective members: Mr. Cremênio Medola Netto, Brazilian, married, economist, bearer of Identity Card No. 3.590.896-8 SSP/SP, enrolled with the CPF/MF under no. 026.676.068-68, resident and domiciled in the City of Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; Mr. Charles Edwards Allen, Brazilian, single, economist, bearer of identity card RG No. 4.730.628 SSP/SP, enrolled with CPF/MF under No. 669.820.148-00, resident and domiciled in the City of São Paulo, São Paulo, at Rua João Álvares Soares, 1555, apto. 151, Campo Belo, CEP 04609-004; and their respective alternates, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, bearer of Identity Card RG No. 3011229915 - SSP/RS, enrolled with CPF/MF under No. 185.813.400-59, resident and domiciled at City of Canoas, State of Rio Grande do Sul, at Rua Egar Fritz Muller, 137 - Rio Branco Neighborhood; Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, bearer of Identity Card RG No. 4.650.496-5 SSP/SP, enrolled with the CPF/MF under No. 374.378.958-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Jesuíno Arruda, nº 499, apto. 91, Itaim Bibi.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

(ii)  The Chairman of the Shareholders' Meeting then proceeded to the separate election of the holders of preferred shares to the Fiscal Board, stating that the controlling shareholders would not participate in such voting, under the terms of the Brazilian Corporate Law.

In the separate voting, the following candidates were indicated:

•         For the role of effective Member of the Fiscal Board, Mr. Flávio Stamm, Brazilian, married, business administrator, bearer of Identity Card RG No. 12.317.859 SSP/SP, enrolled with CPF/MF under No. 048.241.708-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Patápio Silva, nº 223, apto. 32, CEP 05436-010; and, as his respective alternate, Mr. Gilberto Lerio, Brazilian, divorced, accountant, bearer of Identity Card RG No. 4.370.494-3 SSP/SP, enrolled with the CPF/MF under No. 269.714.378-53, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Indianópolis, nº 860, CEP 04080-005, indicated by the shareholders Ms. Juliana Maia Vaz Santiago and Ms. Claudia Maia Vaz Santiago.

•         For the role of effective Member of the Fiscal Board, Mr. Alexandre Pedercini Issa, Brazilian, single, administrator, bearer of Identity Card RG No. MG-7.835.351, enrolled with CPF/MF under No. 054.113.616-05, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, at Rua Caraça, nº 248, apto. 601, Bairro Serra, CEP 30220-260; and, as his respective alternate, Ms. Gabriela de Castro Soares, Brazilian, single, electrical engineer, bearer of Identity Card RG No. MG-14.207.779, enrolled with the CPF/MF under No. 085.995.616-42, resident and domiciled in City of Belo Horizonte, State of Minas Gerais, at Rua Cônego Rocha Franco, nº 325/1202, Bairro Gutierrez, CEP 30441-045, indicated by the shareholders Alexandre Pedercini Issa and Hydrocenter Válvulas Tubos e Conexões Ltda. EPP.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

62,005 votes were conferred to the candidates Flávio Stamm and Gilberto Lerio, while 60,014 votes were conferred to the candidates Alexandre Pedercini Issa and Gabriela de Castro Soares (according to the final synthetic vote in Annex A).

Therefore, the Fiscal Board members Flávio Stamm and Gilberto Lerio were elected by majority voting, for a term beginning on this date and which will end on the date of the Ordinary Shareholders’ Meeting to be held in 2019.

Furthermore, the members of the Fiscal Board who were elected as effective members and their respective alternates in the Meeting were informed that they were not in legal impediments to the exercise of the position of members of the Fiscal Board and that they were in a position to sign the clearing declarations pursuant to paragraph 4 of art. 147 of the Brazilian Corporation Law, which shall be filed at the Company's headquarters (as set forth in Annex B). The aforementioned directors will be invested in their respective positions by signing the terms of investiture, which will be filed at the Company's headquarters (according to the terms of possession in Annex C).

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

7.    Fix the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2018, as per the Shareholders Meeting Manual.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

Holders of common shares who attended the Meeting approved by majority vote (according to final voting map in the Annex A) the total annual compensation of directors and members of the Fiscal Board for the fiscal year 2018 in the amount of R$24,593,226.00, corresponding to an amount net of social and employer charges (contribution to social security and FGTS) of R$20,283,968.54. The individualization of compensation for the members of the Board of Directors shall observe the terms approved by the Board of Directors as provided for in the Company's Bylaws and the remuneration of the current members of the Fiscal Board shall be equivalent to 10%, on average, of the remuneration attributed to each director, not computed for the calculation of this average benefits, representation funds and eventual profit sharing (variable remuneration).

8. VOTING MAP: In accordance with article 21, paragraph 6, of CVM Instruction No. 480/09, the voting map is signed by the President and by the Secretary of this Meeting, which is an integral part of this Minutes as Annex A, indicating how many approvals, rejections and abstentions each resolution has received, as well as the number of votes cast for each candidate.

9. CLOSING: There being no further matters to be discussed, the Chairman of the Meeting declared the Meeting closed, and the shareholders' representatives were informed of the drafting in the form of a summary of the events, pursuant to article 130, paragraph 1, of the Brazilian Corporation Law. It was also recorded that (i) pursuant to paragraph 2 of article 130 of the Brazilian Corporation Law, the publication of the minutes shall be made with the omission of the shareholders' signature; and (ii) statements of vote, as well as written abstentions, were received, numbered and authenticated by the Board, and are filed at the Company's headquarters, pursuant to article 130, paragraph 1, of the Brazilian Corporation Law. The minutes drawn up in the book were read, approved and signed by all those present, considering the shareholders who voted through the Forms. Board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting and Representing the Management; Carolina Simões Cardoso - Secretary of the Meeting.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

Shareholders: through the Remote Vote Form: BRANDES INSTITUTIONAL EQUITY TRUST; JAPAN TRUSTEE SERVICES BANK LTD. STB BRAZIL STOCK MOTHER FUND; ALJAZIRA GLOBAL EMERGING MARKETS FUND; BRANDES GLOBAL OPPORTUNITIES FUND; BRANDES GLOBAL OPPORTUNITIES VALUE FUND; BRANDES GLOBAL EQUITY INCOME FUND; SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT;                                                                                                                                                                                   SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., p.p. Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., p.p. Carolina Simões Cardoso; TELEFÓNICA S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA CHILE S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., represented by Santander Securities Services Brasil DTVM S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA S.A., represented by Santander Securities Services Brasil DTVM S.A., p.p. Carolina Simões Cardoso; FRANKLIN TEMPLETON INVESTMENT FUNDS, represented by J.P. Morgan S.A. – Distribuidora de Títulos e Valores Mobiliários, p.p. Paulo Roberto Esteves; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUTURE EQUITY FUND, represented by Banco BNP Paribas Brasil S.A., p.p. Paulo Roberto Esteves; FLAVIO STAMM; JULIANA MAIA VAZ SANTIAGO, p.p. Flavio Stamm; CLAUDIA MAIA VAZ SANTIAGO, p.p. Flavio Stamm; ALEXANDRE PEDERCINI ISSA; HYDROCENTER VÁLVULAS TUBOS E CONEXÕES LTDA. EPP, p. Alexandre Pedercini Issa; DB BROWN PRESTAÇÃO DE SERVIÇOS LTDA., p.p. Tales de Moraes Moreno. Others: Flávio Stamm – Fiscal Board member; Cremênio Medola Netto – Fiscal Board member; Charles Edwards Allen – Fiscal Board member; Carlos Cesar Mazur – Company’s Accountant; and Estela Maris Vieira de Souza - PricewaterhouseCoopers Auditores Independentes; Antonio Gonçalves de Oliveira – member of the Board of Directors.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

I hereby certify that this is a faithful copy of the minutes of the 20th Ordinary General Meeting and the 49th Extraordinary General Meeting held on April 12, 2018, drawn up in the Company's records.

________________________

Carolina Simões Cardoso

Secretary of the Meeting

Minutes of the 20th OSM and 49th ESM (Page 12)

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

Annex A

Final Voting Map

APPROVE	REJECT	ABSTAIN	VOTING RESULT
AT ORDINARY SHAREHOLDERS’ MEETING	Number of shares	ON	Number of shares	ON	Number of shares	ON	Description present in the Minutes
(1) Examine the management’s accounts, related to the fiscal year ended on December 31, 2017.	540.718.307	-	-	Approved by unanimity
(2) Approve the proposal for capital budget for the fiscal year 2018.	540.718.307	-	-	Approved by unanimity
(3) Destine the fiscal year 2017 result and distribute dividends.	540.718.307	-	-	Approved by unanimity
(4) Ratify the election of the diretor elected in the Meeting of the Board of Directors: - Julio Esteban Linares Lopez.	540.718.307	-	-	Approved by unanimity
(5) Ratify the election of the diretor elected in the Meeting of the Board of Directors: - Luis Miguel Gilpérez López.	540.718.307	-	-	Approved by unanimity
APPROVE	REJECT	ABSTAIN	VOTING RESULT
AT EXTRAORDINARY SHAREHOLDERS’ MEETING	Number of shares	ON	Number of shares	ON	Number of shares	ON
(1) Approve the global remuneration amount for the fiscal year 2018.	540.033.278	199.309	-	Approved by majority
ELECTIONS – FISCAL BOARD	CONFERED VOTES	VOTING RESULT
(6) Fiscal Board Election
(i) Voting of effective candidate and respective alternate indicated by the controlling companies:	-	-
- Charles Edwards Allen (effective) and Stael Prata Silva Filho (alternate)	540.718.307	ON	Elected by unanimity
- Cremênio Medola Netto (effective) and Juarez Rosa da Silva (alternate)	540.718.307	ON	Elected by unanimity
(ii) Separate voting by the preferred shareholders of effective candidate and respective alternate:	-
- Flavio Stamm (effective) and Gilberto Lério (alternate)	62.005	PN	Elected by majority, registered the votes conferred to another candidate
- Alexandre Pedercini Issa (efetivo) e Gabriela de Castro Soares (suplente)	60.014	PN	-

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 20TH ORDINARY SHAREHOLDERS’ MEETING AND THE 49TH EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2018

________________________________ Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting	________________________________ Carolina Simões Cardoso Secretary of the Meeting

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 Ata da 15ª AGO e 37ª AGE (Fl. 14)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 12, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director